

NEWS RELEASE

701 Ninth Street NW
Washington, DC 20068
24-Hour Media Phone (202) 872-2680
www.pepco.com
NYSE: POM

For Immediate Release
January 24, 2002

Media Contact: Robert Dobkin
(202) 872-2680
Investor Relations: Ernie Bourscheid
(202) 872-2797

Pepco Reports 2001 Earnings; Announces Dividend

Potomac Electric Power Company (NYSE: POM) today reported 2001 consolidated earnings, before special items, of $163.4 million, or $1.83 per share, on operating revenues of $2.5 billion, compared with consolidated earnings, before special items, of $346.5 million, or $1.64 per share, on operating revenues of $3 billion in 2000.

The $1.83 earnings per share for 2001 exclude the impact of special items comprised of a 9-cent per share contribution from the net gain on the sale of Pepco's generating plants, a 2-cent loss per share related to the Company's severance plan, and a 39-cent loss per share that resulted from the write-down of two financial investments at a Pepco subsidiary. The $1.64 earnings for 2000 exclude a net gain of $1.38 per share from the sale of the Company's generation assets.

The earnings for 2001 include $1.68 from Utility operations and a 15-cent per share contribution from the Utility's wholly owned subsidiary, POM Holdings, Inc. (PHI), formerly Pepco Holdings, Inc. For the previous 12-month period, Pepco's comparable earnings were $1.64 per share including $1.61 from Utility operations and 3 cents from PHI.

Before special items, consolidated per share earnings for the quarter ended Dec. 31, 2001 were 26 cents per share on consolidated operating revenues of $503.7 million. This excludes the impact of special items comprised of a 1-cent loss per share representing an adjustment to the previously reported gain on the sale of Pepco's generating plants, a 1-cent loss per share related to the Company's severance plan, and a combined 40 cents per share loss related to the write-down of two financial investments. Excluding special items, the fourth-quarter results compared with earnings of 4 cents per share on consolidated operating revenues of $1 billion during the corresponding period in 2000.

Dividend Declared

Pepco's Board of Directors today declared a dividend on common stock of 25 cents per share payable March 29, 2002, to shareholders of record on March 11, 2002. Dividends on preferred stock were declared payable March 1, 2002, to shareholders of record on Feb. 4, 2002.

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Conference Call for Investors

Pepco will host a conference call to discuss fourth-quarter and year-end results on Friday, Jan. 25, at 9 a.m. EST. The call will be available to the general public at (212) 346-6380 and broadcast live on the company's Web site at www.pepco.com. An audio archive of the call will be available on the Web site following the call. The call can also be accessed for replay by dialing 1-800-633-8284; pass code is 20115269.

About Pepco: Pepco is an investor-owned utility that delivers electricity in Washington, D.C., and the Maryland suburbs to more than 700,000 customers. Through its family of subsidiaries, Pepco also operates in the mid-Atlantic region in the competitive arenas of diversified energy products and services and telecommunications.

Forward-Looking Statements: Except for historical statements and discussions, the statements in this news release constitute "forward-looking statements" within the meaning of federal securities law. These statements contain management's beliefs based on information currently available to management and on various assumptions concerning future events. Forward-looking statements are not a guarantee of future performance or events. They are subject to a number of uncertainties and other factors, many of which are outside the Company's control. Factors that could cause actual results to differ materially from those in the forward-looking statements herein include general economic, business and financing conditions; weather conditions; competition; governmental actions; and other presently unknown or unforeseen factors. These uncertainties and factors could cause actual results to differ materially from such statements. Pepco disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This information is presented solely to provide additional information to further understand the results and prospects of Pepco.

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**Attachments Containing Earnings Per Share Detail, Consolidated Quarterly and
Twelve Months Ended Results, and Selected Financial Information Follow**

EARNINGS PER SHARE DETAIL

	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2001	2000	2001	2000
Basic Earnings Per Share				
Earnings Before Special Items:				
Utility Operations	$ .21	$ .02	$1.68	$1.61
PHI Operations				
PCI	.03	.02	.06	.11
PES	.02	-	.09	(.08)
Total PHI Operations	.05	.02	.15	.03
Total Before Special Items	.26	.04	1.83	1.64
Special Items:				
Utility				
Gain on Divestiture of Generation Assets	(.01)	1.64	.09	1.58
Impairment Loss	-	(.22)	-	(.20)
Severance Plan	(.01)	-	(.02)	-
Total Utility	(.02)	1.42	.07	1.38
PHI				
PCI				
Impairment Loss	(.34)	-	(.33)	-
Investment Write-off	(.06)	-	(.06)	-
Total PCI	(.40)	-	(.39)	-
PES	-	-	-	-
Total PHI	(.40)	-	(.39)	-
Total Special Items	(.42)	1.42	(.32)	1.38
Pepco Consolidated (Loss)/Earnings	$(.16)	$1.46	$1.51	$3.02
Basic Average Common Shares Outstanding	107,375,000	110,859,000	108,515,000	114,919,000
Diluted Earnings Per Share				
Pepco Consolidated (Loss)/Earnings	$(.16)	$1.43	$1.50	$ 2.96
Diluted Average Common Shares Outstanding	107,375,000	114,252,000	108,798,000	118,312,000

CONSOLIDATED TWELVE MONTHS ENDED RESULTS

For the year 2001 consolidated earnings before special items were $1.83 per share. This amount excludes the impact of the following special items: a 9-cent contribution from the net gain on the sale of Pepco's generation assets; a 2-cent loss from the Company's severance plan; a 33-cent loss related to an impairment write-down on the Potomac Capital Investment Corp. (PCI) aircraft portfolio; and, a 6-cent loss from the write-down of PCI's investment in the preferred stock of an Enron Corp.

subsidiary. The $1.83 includes $1.68 from Utility operations and 15 cents from the Utility's wholly owned subsidiary, PHI. Excluding a net gain of $1.38 from the sale of the Company's generation assets, earnings for the corresponding period in 2000 were $1.64 comprised of $1.61 from Utility operations and 3 cents from PHI operations.

Utility Twelve Months Ended Results

Before special items, the Utility earned $1.68 per share from operations in 2001 compared to $1.61 for 2000. The increase over last year resulted from the following:

- ? An increase of approximately 17 cents resulting from a 2.6% increase in delivered kilowatt-hours.
- ? An increase of approximately 2 cents from the net effect of changes in operation and maintenance, depreciation, taxes, and other expenses.
- ? An increase of approximately 3 cents representing the combined effect of using divestiture proceeds to reduce capital costs and generate investment income, partially offset by the earnings reduction related to the difference between the net Standard Offer Service revenue margin in a deregulated environment and the generation revenue margin in a regulated environment.
- ? A decrease of approximately 15 cents resulting from base rate reductions effective with the implementation of customer choice.

Among the many variables affecting the Company's earnings, weather during 2001, when compared to the average weather for the prior twenty years, was much milder and negatively impacted earnings by 6 cents. Additionally, higher than expected customer migration negatively impacted earnings by 7 cents.

PHI Twelve Months Ended Results

PHI contributed 15 cents per share before special items in 2001, which consisted of 6 cents from PCI and 9 cents from Pepco Energy Services (PES), PHI's two wholly owned subsidiaries. For the corresponding period in 2000, PHI earned 3 cents which included an 11-cent contribution from PCI and an 8-cent loss from PES.

PCI and Pepco Energy Services Twelve Months Ended Results

PCI earned 6 cents per share during 2001 compared to 11 cents during 2000. The decrease in earnings mainly resulted from the fact that in January 2000, PCI sold its 50-percent interest in the Cove Point liquefied natural gas storage facility and pipeline located in Maryland resulting in an approximate 12-cent contribution to earnings in 2000. This 12-cent favorable impact was partially offset by both a 5-cent loss related to the sale of aircraft during 2000 and a reduction of approximately 2 cents related to the timing of PCI's investment transactions.

PCI's earnings in 2001 were negatively impacted by two special items. As a result of the impact of the events of Sept. 11, 2001, PCI reduced the carrying value of its remaining aircraft portfolio resulting in a 33-cent loss. In addition, as a result of the Enron bankruptcy, PCI wrote off its investment in the preferred stock of an Enron subsidiary resulting in a 6-cent loss.

PES earned 9 cents in 2001 compared to an 8-cent loss in 2000. The increase in PES's earnings is due to continued growth in its commodity and service businesses and from the favorable operating results of the two generating stations that were transferred to PES in Dec. 2000.

CONSOLIDATED QUARTERLY RESULTS

Before special items, consolidated earnings for the three months ended Dec. 31, 2001, were 26 cents per share. This amount excludes the impact of the following: a 1-cent loss that resulted from an adjustment to the previously reported gain on the sale of the Company's generating plants; a 1-cent loss related to the Company's severance plan; a 34-cent loss related to the impairment write-down taken on PCI's aircraft portfolio (which differs from the year-to-date loss by 1 cent due to the number of shares outstanding over the periods); and, a loss of 6 cents from PCI's write-down of its investment in the preferred stock of an Enron subsidiary. The earnings of 26 cents are comprised of 21 cents from Utility operations and 5 cents from PHI. For the corresponding quarter in 2000, excluding special items, Pepco earned 4 cents which included 2 cents from Utility operations and 2 cents from PHI operations.

Utility Quarterly Results

Before special items, the Utility earned 21 cents per share for the fourth quarter of 2001 compared to 2 cents during the 2000 period. The increase resulted from the following:

? An increase of approximately 13 cents attributable to the anticipated more level seasonal pattern of earnings being realized under the energy buyback contract with Mirant Corp.

? An increase of approximately 10 cents from reduced capital costs as a result of the stock buyback program and the retirement of long-term debt.

? These increases were partially offset by a decrease of approximately 4 cents resulting from several miscellaneous items during the quarter, such as, a reduction in delivered kilowatt hours, base rate reductions effective with the implementation of customer choice, higher operations and maintenance and depreciation expenses, and lower interest earnings on the proceeds received from divestiture of the Company's generating assets.

Among the many variables affecting the Company's earnings, weather during the fourth quarter of 2001, when compared to the average weather for the prior twenty years, was much milder and negatively impacted earnings by 3 cents. Additionally, higher than expected customer migration negatively impacted earnings by 2 cents.

PHI Quarterly Results

PHI contributed 5 cents per share before special items for the quarter ended Dec. 31, 2001, which consisted of 3 cents from PCI and 2 cents from PES. For the corresponding quarter in the prior year, PHI contributed 2 cents, which was derived solely from PCI.

PCI and PES Quarterly Results

PCI earned 3 cents during the 2001 fourth quarter compared to 2 cents during the corresponding quarter last year. This increase over the prior period primarily resulted from the timing of financial investment transactions.

As previously mentioned, PCI also recorded two significant write-downs during the last quarter of 2001. The reduction in per share earnings were 34 cents and 6 cents for the aircraft and Enron related preferred stock, respectively.

PES earned 2 cents during the 2001 fourth quarter compared to no earnings during the corresponding quarter last year. The increase in PES's earnings is due to continued growth in its commodity and service businesses and from favorable operating results of the two generating stations that were transferred to PES in Dec. 2000.

About Pepco

Pepco's principal business lines consist of: (1) regulated electric utility transmission and distribution services in the Washington, D.C. area, (2) the management of a diversified financial investments portfolio, and (3) energy products and services in competitive retail markets.

Pepco's competitive telecommunication and energy businesses are provided through its wholly owned subsidiary PHI, which is the parent company for two wholly owned subsidiaries, PCI and PES. Additionally, the Company has a wholly owned Delaware statutory business trust (Potomac Electric Power Company Trust I) and a Delaware Investment Holding Company (Edison Capital Reserves Corporation), which is wholly owned.

Significant 2001 Events

Acquisition of Conectiv

On Feb. 12, 2001, Pepco and Conectiv announced that their boards of directors approved an agreement for a strategic transaction whereby Pepco will effectively acquire Conectiv for a combination of cash and stock valued at approximately $2.2 billion. Both companies will become subsidiaries of a new holding company to be called Pepco Holdings, Inc. The combination, which will be accounted for as a purchase, has received approval from both companies' shareholders, from the Pennsylvania and Virginia Public Service Commissions and from the Federal Energy Regulatory Commission. Additionally, antitrust clearance has been received under the Hart-Scott-Rodino Antitrust Improvements Act. Pending the receipt of various other regulatory approvals, the transaction is expected to close during the first quarter of 2002, or shortly thereafter.

Selected Financial Information Follows

Selected Financial Information

	Three Months Ended December 31, 2001				
	Utility	PCI	PES	Eliminations (A)	Pepco Consolidated
			(Millions of Dollars)		
Operating Revenue	$310.6 (B)	$33.0	$162.7	$(2.6)	$503.7(B)
Operating Expenses	267.7	84.2 (C)	161.8	(2.6)	511.1(C)
Operating Income (Loss)	42.9	(51.2)	.9	-	(7.4)
Other (Expense) Income, net	(17.1)	(17.9)	2.6	-	(32.4)(D)
Distributions on Preferred Securities of Subsidiary Trust	2.3	-	-	-	2.3
Income Tax Expense (Benefit)	1.4	(29.0)	1.4	-	(26.2)
Net Income (Loss)	22.1	(40.1)	2.1	-	(15.9)
Dividends on Preferred Stock	1.3	-	-	-	1.3
Earnings (Loss) Available for Common Stock	$ 20.8 (E)	$(40.1) (F)	$ 2.1	$ -	$(17.2)(E)(F)

	Three Months Ended December 31, 2000				
	Utility	PCI	PES	Eliminations	Pepco Consolidated
			(Millions of Dollars)		
Operating Revenue	$887.1 (G)	$35.7	$92.1	$ -	$1,014.9(G)
Operating Expenses	464.9	25.3	94.3	-	584.5
Operating Income (Loss)	422.2	10.4	(2.2)	-	430.4
Other (Expense) Income, net	(31.5)	(14.2)	1.2	-	(44.5)(H)
Distributions on Preferred Securities of Subsidiary Trust	2.3	-	-	-	2.3
Income Tax Expense (Benefit)	226.6	(6.2)	(.3)	-	220.1
Net Income (Loss)	161.8	2.4	(.7)	-	163.5
Dividends on Preferred Stock	1.4	-	-	-	1.4
Earnings (Loss) Available for Common Stock	$160.4 (I)	$2.4	$ (.7)	$ -	$ 162.1(I)

(A)   Represents the elimination of rent paid to PCI for Pepco's lease of office space in PCI's 10-story commercial office building. The lease commenced in June 2001.

(B)   Includes pre-tax loss of $2.5 million from an adjustment to the previously reported gain on the sale of the Company's generating plants.

(C)   Includes pre-tax "Impairment Losses" of $55.5 million and $10 million resulting from PCI's write-down of its aircraft portfolio and the write-off of its investment in the preferred stock of an Enron subsidiary, respectively.

(D)   Includes "Loss from Equity Investments" of $6.8 million in 2001.

(E)   Includes after-tax loss of $1.5 million from an adjustment to the previously reported gain on the sale of the Company's generating plants.

(F)   Includes after-tax "Impairment Losses" of $36.1 million and $6.5 million resulting from PCI's write-down of its aircraft portfolio and the write-off of its investment in the preferred stock of an Enron subsidiary, respectively.

(G)   Includes pre-tax gain of $423.8 million related to the divestiture to Mirant.

(H)   Includes "Loss from Equity Investments" of $6.0 million in 2000.

(I)   Includes after-tax gain of $182 million related to the divestiture to Mirant.

Selected Financial Information

	Utility	PCI	PES	Eliminations (A)	Pepco Consolidated
Twelve Months Ended December 31, 2001					
			(Millions of Dollars)		
Operating Revenue	$1,752.8(B)	$112.2	$643.9	$(6.0)	$2,502.9(B)
Operating Expenses	1,369.7	146.3(C)	626.5	(6.0)	2,136.5(C)
Operating Income (Loss)	383.1	(34.1)	17.4	-	366.4
Other (Expense) Income, net	(48.8)	(57.9)	1.4	-	(105.3)(D)
Distributions on Preferred Securities of Subsidiary Trust	9.2	-	-	-	9.2
Income Tax Expense (Benefit)	130.9	(55.9)	8.5	-	83.5
Net Income (Loss)	194.2	(36.1)	10.3	-	168.4
Dividends on Preferred Stock	5.0	-	-	-	5.0
Earnings (Loss) Available for Common Stock	$ 189.2(E)	$(36.1)(F)	$10.3	$ -	$ 163.4 (E)(F)

	Utility	PCI	PES	Eliminations	Pepco Consolidated
Twelve Months Ended December 31, 2000					
			(Millions of Dollars)		
Operating Revenue	$2,644.4(G)	$132.5(H)	$234.9	$ -	$3,011.8(G) (H)
Operating Expenses	1,794.8	70.5	251.4	-	2,116.7
Operating Income (Loss)	849.6	62.0	(16.5)	-	895.1
Other (Expense) Income, net	(138.6)	(57.1)	3.0	-	(192.7)(I)
Distributions on Preferred Securities of Subsidiary Trust	9.2	-	-	-	9.2
Income Tax Expense (Benefit)	352.9	(7.0)	(4.7)	-	341.2
Net Income (Loss)	348.9	11.9	(8.8)	-	352.0
Dividends on Preferred Stock	5.5	-	-	-	5.5
Earnings (Loss) Available for Common Stock	$343.4(J)	$11.9(K)	$ (8.8)	$ -	$346.5(J) (K)

(A) Represents the elimination of rent paid to PCI by Pepco for its lease of PCI's office space.
(B) Includes pre-tax net gain of $29.3 million from the divestiture of Conemaugh by Pepco in 2001.
(C) Includes pre-tax "Impairment Losses" of $55.5 million and $10 million resulting from PCI's write-down of its aircraft portfolio and the write-off of its investment in the preferred stock of an Enron subsidiary, respectively.
(D) Includes "Loss from Equity Investments" of $23.9 million in 2001.
(E) Includes after-tax net gain of $9.9 million from the divestiture of Conemaugh by Pepco in 2001.
(F) Includes after-tax "Impairment Losses" of $36.1 million and $6.5 million resulting from PCI's write-down of its aircraft portfolio and the write-off of its investment in the preferred stock of an Enron subsidiary, respectively.
(G) Includes pre-tax gain of $423.8 million related to the divestiture to Mirant.
(H) Includes pre-tax gain of $19.7 million from the divestiture of Cove Point by PCI in 2000.
(I) Includes "Loss from Equity Investments" of $17.1 million in 2000.
(J) Includes after-tax gain of $182 million related to the divestiture to Mirant.
(K) Includes after-tax gain of $11.8 million from the divestiture of Cove Point by PCI in 2000.

Consolidated Balance Sheets

	December 31, 2001	December 31, 2000
	(Millions of Dollars)	
ASSETS		
Total Current Assets	$1,139.9	$ 3,024.4
Total Investments and Other Assets	1,392.6	1,281.1
Net Property, Plant and Equipment	2,753.4	2,721.8
Total Assets	$5,285.9	$ 7,027.3
LIABILITIES AND SHAREHOLDERS' EQUITY		
Total Current Liabilities	$ 965.4	$ 2,404.5
Total Deferred Credits	565.1	685.4
Long-Term Debt and Capital Lease Obligation	1,722.4	1,859.6
Company Obligated Mandatorily Redeemable Preferred Securities of Subsidiary Trust which holds Solely Parent Junior Subordinated Debentures	125.0	125.0
Total Preferred Stock	84.8	90.3
Total Shareholders' Equity	1,823.2	1,862.5
Total Liabilities and Shareholders' Equity	$5,285.9	$ 7,027.3